

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Carlos Domenech
Chief Executive Officer
TerraForm Power, Inc.
12500 Baltimore Avenue
Beltsville, Maryland 20705

  Re: **TerraForm Power, Inc.**
     Registration Statement on Form S-1
     Filed May 29, 2014
     File No. 333-196345

Dear Mr. Domenech:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About TerraForm Power, Inc., page 1

1. Please provide the basis upon which you relied in targeting a 15% compound annual growth rate in CAFD per unit over the three-year period following completion of this offering, including further details regarding the "estimates and assumptions" that "are beyond [y]our control."

2. In your chart that depicts the ownership structure, please revise to clarify the nature of and percentage of interest the IDRs represent. As a related matter, the respective voting and economic interests held by you and SunEdison Holdings Corporation in Terra LCC have not been depicted in the chart. Please revise.

Estimated Cash Available for Distribution for the 12 Months Ending June 30, 2015 and
December 31, 2015, page 87

Total Operating Revenue, page 91

3. Revise your disclosure to explain in further detail how you arrived at your projected
    revenue estimates. In this regard, your anticipated revenue forecast significantly exceeds
    your pro forma revenue for the year ended December 31, 2013. Consider expanding your
    disclosures to include, by contributed project, the anticipated MWh sold to enhance
    transparency with respect to potential revenues by project. Please also separately
    quantify expected REC revenues forecasted for the 12 month period ended June 30, 2015
    and provide an analysis of how you determined REC revenues for both forecasted
    periods.

Cost of Operations, page 91

4. We note from the historical predecessor and predecessor acquisition columns in your pro
    forma statement of operations on page 100 that operating costs as a percentage of
    revenues for the year ended December 31, 2013 were 71% for your predecessor and 60%
    for the combined predecessor acquisitions. We note that operating costs in your
    forecasted cash tables, however, represent approximately 48% and 49% of operating
    revenues   Revise your disclosures to explain in further detail how you determined your
    anticipated cost structure is reasonable for the forecast period. Ensure you adequately
    address movements in this metric between the historical and forecasted periods.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March
31, 2014, page 97

5. We note from your disclosure on page F-17 that the Stonehenge Operating Projects
    consists of Sunsave 6 (Manston) Limited, Boyton Solar Park Limited and KS SPV 24
    Limited. Your tables on page 98, 101 and 104, however, reference these acquisitions as
    West Farm, Langunnett, and Manston. Please prominently disclose that Langunnett
    represents Boyton Solar Park Limited and West Farm represents KS SPV 24 Limited.

6. We have read your response to comment 3 of our letter dated May 23, 2014 and reissue
    our prior comment. We note that several of the entities you acquired historically were
    not subject to income taxes. Since your pro forma financial statements of operations
    assume your business combinations were consummated at the beginning of the period,
    please give pro forma effect to conversion of the historical operations of those entities
    from a non-taxable basis to a taxable basis. Please clearly disclose how you calculate this
    adjustment.

7. We note that your pro forma acquisition adjustments resulted in a reduction of property,
    plant and equipment and depreciation, amortization and accretion expense. We also note

from footnote 3 on page 104 that you determined the fair value of the acquired PP&E using the cost approach. Explain to us and revise your disclosure to indicate why you used a cost approach to fair value PP&E and tell us what considerations you gave to employing an income and/or market approach. Further, please explain to us what necessitated the substantial write down of your PP&E. In doing so, tell us why the acquirees had not previously recognized PP&E impairments.

8. We note that you used your estimated combined statutory federal and state tax rate to tax effect the pro forma adjustments. Since your acquisitions include foreign operations located in the United Kingdom, please tell us how you determined the rates used in your interim and annual pro forma statements of operations were appropriate.

9. Please disclose the exchange rates used to convert the foreign operations of your predecessor acquisitions into US dollars.

10. We note that pro forma footnote 4 on page 104 reflects an adjustment to accrued prepaid expenses at the acquisition date. Please tell us and disclose in greater detail the nature of this adjustment.

11. Although the description of pro forma footnote 9 on page 104 indicates that the adjustment represents removal of historical deferred financing costs, we note that the amount of the adjustment actually increases deferred financing costs. Please clarify your disclosures accordingly.

12. We note that the details of the long-term debt pro forma adjustment in footnote 9 on page 105 do not agree to the total long-term debt acquisition adjustment on your pro forma balance sheet. Please revise the footnote to describe all adjustments made to long-term debt.

13. We note from your distribution generation and utility projects disclosures beginning on page 151 that you have entered into operations and maintenance ("O&M") contracts for several of your newly acquired projects. To the extent material, please give pro forma effect to these O&M contracts or advise us why an adjustment is unnecessary.

Note 4. Significant Accounting Policies, page 108

14. We note the financial statements of certain acquired entities are prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to smaller entities. Please tell us and revise to disclose how you reached the conclusion that no conforming adjustments were necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 112

Components of Results of Operations, page 118

15. Please elaborate upon your discussion of Incentives to provide the reader with an enhanced understanding of how you assess your ability to generate future revenues from RECs. In this regard, your Incentives revenues have historically comprised a significant portion of your total operating revenues; however, it does not appear that you discuss whether you expect this trend to continue and why or why not.

Index to Financial Statements, page F-1

16. We have read your response to comment 8 of our letter dated May 23, 2014 and have the following comments:

- We note the combined significance under Rule 3-05 of Regulation S-X of the three related Stonehenge entities. Since the included financial statements of these entities were prepared in accordance with United Kingdom Generally Accepted Accounting Practice applicable to smaller entities, please tell if you determined significance of the acquired businesses using US GAAP amounts. If not, please provide us with revised significance calculations under US GAAP.

- We note your statement on page 96 that the Stonehenge Operating projects have been excluded from your pro forma statements of operations since those projects have not yet commenced and are not material to the historical combined financial statements. As it appears the Stonehenge Operating projects have been included in your pro forma statements of operations and began commercial operation in 2013, please revise your disclosures accordingly.

- We note that Summit Solar recorded pre-tax income during fiscal 2013. Please explain to us the pro forma adjustments applied to this entity when conducting your SAB 80 income significance test.

TerraForm Power (Predecessor) Unaudited Condensed Combined Consolidated Financial Statements, page F-11

TerraForm Power (Predecessor) – Note to Unaudited Condensed Combined Consolidated Financial Statements, page F-15

3. Acquisitions, page F-17

17. Please disclose the purchase price for each of your recent acquisitions.

Summit Solar – Notes to the Combined Carve-out Financial Statements, page F-144

Note 1 – Basis of presentation and nature of operations, page F-144

18. We note your Summit Solar financial statements represent the carve-out of entities and solar energy facilities that historically operated as part of Nautilus Solar Energy LLC ("NSE"). Please tell us and disclose how the expenses included in the statements of operations were determined. In doing so, confirm that the statements of operations include all expenses incurred by NSE on Summit Solar's behalf. If the costs include allocations from NSE, disclose the allocation method used in the notes to the financial statements along with management's assertion that the method used is reasonable. Since agreements with related parties are by definition not at arm's length and may be changed at any time, please also disclose, if practicable, an estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if Summit Solar had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

Note 2 – Summary of significant accounting policies, page F-145

Revenue Recognition, page F-147

SRECs, page F-147

19. Please revise the revenue recognition accounting policy footnote to disclose if Summit Solar views solar renewable energy certificates as government incentives or outputs. Refer to ASC 235-10-50-3a.

Grants and Rebates, page F-147

20. We note Summit Solar records deferred revenue upon receipt of government grants and incentives. However, the predecessor, TerraForm Power, reduces the carrying value of the property, plant and equipment for the amount of the construction credits or grants received. After evaluating the accounting policies of these entities, please revise your pro forma presentation to include any necessary conforming adjustments.

KS SPV 24 Limited, page F-161

21. In regards to your filing requirements under Rule 3-05 of Regulation S-X for KS SPV 24 Limited, Boyton Solar Park Limited, and Sunsave 6 (Manston) Ltd, please address the following:

- Tell us how you concluded that United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities is a comprehensive basis of accounting that is appropriate for use in SEC filings. Refer to Item 17(c) of Form 20-F.

- We note the financial statements for these entities were audited in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Please obtain and include revised audit reports that comply with Article 2-02 of Regulation S-X. In this regard, audited financial statements that are filed with the Commission must be audited in accordance with US generally accepted auditing standards (US GAAS).

- Notwithstanding the above, provide reconciliations of the financial statements to US GAAP, or advise why such reconciliations are not required. In this regard, we note the significance of these related businesses in your response to comment 8 of our letter dated May 23, 2014. Please refer to Item 17 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.